Mail Stop 4561

      March 2, 2006

Mr. Stuart I. Greenwald
Treasurer
First Hartford Corporation
149 Colonial Rd.
Manchester, CT 06045

      Re:	First Hartford Corporation
		Form 10-K for the Year Ended April 30, 2005
		Filed August 15, 2005
		File No. 0-08862

Dear Mr. Greenwald:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended April 30, 2005

Independent Auditors` Report, page 18
1. We note that Kostin, Ruffkess & Company, LLC performed the audit for the Cranston/BVT Associates and the Dover Parkade partnerships.
Please tell us how you considered PCAOB Release 2003-007 and the fact that under this rule, "all U.S. public accounting firms must be registered with the Board if they wish to prepare or issue audit reports on U.S. public companies, or to play a substantial role in the preparation or issuance of such reports, after October 22, 2003."

2. Also, related to the audit report for Dover Parkade, LLC, please have your independent accountants revise their report to refer to "standards of the Public Company Accounting Oversight Board (United
States)" or "auditing standards generally accepted in the United States of America." Refer to AU508 and related Interpretation No. 18.
Consolidated Statements of Operations and Comprehensive Income
(Loss), page 22
3. It does not appear that you have revised your presentation to comply with the requirements of Rule 5-03 of Regulation S-X as you represented in your letter dated March 17, 2004. Please amend your
Form 10-K accordingly.
4. Please provide your basis for allocating minority interest income in excess of the carrying amount resulting in negative minority interest as of April 30, 2005. In doing so, please tell us how you considered the guidance in paragraph 15 of ARB 51 and EITF 95-7.

Consolidated Statements of Cash Flows, pages 25 - 26
5. Please tell us what consideration you gave to including
"Distributions from (investments in) affiliates, net" in investing activities as opposed to operating activities. Refer to paragraph 16 of SFAS 95.

Note 1. Summary of Significant Accounting Policies, pages 27 - 32

Fair Value of Derivative Instruments, page 30
6. Please tell us how you evaluated paragraphs 18, 20, and 28 of SFAS
133 in determining that your interest rate swap contracts could qualify as fair value hedges. In addition, please tell us how you have applied the literature in recognizing gains on derivatives in each period.

Note 8.  Income Taxes, page 35
7. We note that your gross deferred tax assets increased from the prior year. Please explain the reason for this increase to us. Also, in light of the substantial negative evidence, including cumulative losses in recent years, please explain the factors that you considered in reversing a portion of your valuation allowance in the year ended April 30, 2005. Refer to paragraphs 23 and 24 of SFAS
109. Finally, in future filings, please include all the disclosures required by SFAS 109 in the notes to the financial statements.






Form 10-K for the Year Ended April 30, 2005 and Form 10-Q for the
Quarters Ended July 31, 2005 and October 31, 2005

Exhibits 31.1 and 31.2
8. Please amend the certifications in Form 10-K and Form 10-Q to conform the language in paragraphs 4, 4a-c, 5, and 5a-b exactly to the corresponding language in Item 601 of Regulation S-K.
Additionally, please eliminate paragraph 6 as it is not included within Item 601 of Regulation S-K.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.




      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Stuart I. Greenwald
First Hartford Corporation
March 2, 2006
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